EXHIBIT 21.1

List of Subsidiaries of Alliqua, Inc.

Name of Subsidiary	State of Incorporation
AquaMed Technologies, Inc.	Delaware
Alliqua Biomedical, Inc.	Delaware
HepaLife Biosystems, Inc.	Nevada